SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO ________________.

COMMISSION FILE NUMBER: 333-43447

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

INGRAM MICRO INC.
1600 E. ST. ANDREW PLACE
SANTA ANA, CA 92705

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

      PURSUANT TO THE REQUIREMENT OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

DATE: June 28, 2002	BY:	/s/ Matthew Sauer
NAME:	Matthew Sauer, Member of the Ingram Micro Benefits Administrative Committee

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Financial Statements
and
Supplementary Information
Years Ended December 31, 2001 and 2000
(With Independent Auditor’s Report Thereon)

Page
Number

Independent Auditor’s Report	1

Statements of Net Assets Available for Plan Benefits — December 31, 2001 and 2000	2

Statements of Changes in Net Assets Available for Plan Benefits — Years Ended December 31, 2001 and 2000	3

Notes to Financial Statements — December 31, 2001 and 2000	4 - 8

Supplementary Information:

Schedule 1: Schedule of Assets Held for Investment Purposes at End of Year — December 31, 2001	9 - 10

INDEPENDENT AUDITOR’S REPORT

Participants and Trustees
Ingram Micro 401(k) Investment Savings Plan

We have audited the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the “Plan”), as of and for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan and the changes in net assets available for plan benefits as of and for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 31, 2002

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000

Investments at fair value (Notes 2, 3 and 4)	$114,005,353	$117,070,017

Plan receivables

Employer contributions	192,950	—

Participant contributions	460,431	—

Total receivables	653,381	—

Net assets available for plan benefits	$114,658,734	$117,070,017

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statements of Changes in
Net Assets Available for Plan Benefits
Years Ended December 31, 2001 and 2000

	2001	2000

Additions to net assets attributed to:

Contributions:

Employer contributions	$4,926,979	$4,321,439

Participant contributions	13,991,662	13,170,746

Participant rollovers	658,462	1,258,337

Total contributions	19,577,103	18,750,522

Investment loss:

Participant loan interest	403,376	395,702

Net realized gain on sale of investments	621,400	306,486

Unrealized appreciation (depreciation) of investments	4,857,106	(1,980,649)

Net investment loss from common/ collective trusts	(724,848)	(489,138)

Net investment loss from registered investment companies	(14,760,087)	(10,972,418)

Total investment loss	(9,603,053)	(12,740,017)

Total additions	9,974,050	6,010,505

Deductions from net assets attributed to:

Benefits paid to participants	12,359,504	11,494,407

Administrative expenses	25,829	26,622

Total deductions	12,385,333	11,521,029

Net decrease	(2,411,283)	(5,510,524)

Net assets available for plan benefits — beginning of year	117,070,017	122,580,541

Net assets available for plan benefits — end of year	$114,658,734	$117,070,017

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2001 and 2000

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Ingram Micro 401(k) Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all of the employees of Ingram Micro Inc. (the “Company”) who have completed three months of eligibility service. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated Trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company. The assets of the Plan are held and invested by Putnam Fiduciary Trust Company (“Putnam”), acting as trustee, custodian and recordkeeper.

Contributions - Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer up to the lesser of 15% of their eligible compensation or a fixed amount determined annually by the Internal Revenue Service. The Company matches from 50% to 100% of participant contributions up to the first 5% of eligible compensation depending upon the years of service. The Benefits Administrative Committee may change the Company’s matching contribution in future years. For the years ended December 31, 2001 and 2000, the Company made matching contributions of $4,926,979 and $4,321,439, respectively. The Company may also make discretionary contributions under the Plan. The Company made no discretionary contributions to the Plan for the years ended December 31, 2001 and 2000.

Participant Accounts - Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution, (b) the Company’s discretionary contribution and (c) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of discretionary contributions are based on participant account balances. Allocations of Plan earnings and administrative expenses, when applicable, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance. Benefit payments allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid amounted to $204,128 at December 31, 2001 and $307,978 at December 31, 2000.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2001 and 2000

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants may borrow 50% of their vested account balance up to $50,000 at prime plus 1%, which ranged between 6.00% and 10.50% during 2001 and 8.50% and 9.50% during 2000, with payment of principal and interest made through payroll deductions. A general loan will have a term of 5 years or less and up to 15 years will be allowed for a home loan. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value, which are estimated to approximate fair value.

Eligibility - Employees other than those that are employed under a collective bargaining agreement, leased, expatriate employees covered by a nonqualified plan provided such expatriate employees have no U.S. income source, or employed on a temporary basis are eligible to enter the Plan following the completion of the third month of employment with the Company.

Vesting - Participants are vested on their contributions plus earnings, immediately. Vesting in the Company’s matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage

1 year but less than 2	20%

2 years but less than 3	40%

3 years but less than 4	60%

4 years but less than 5	80%

5 years or more	100%

Payment of Benefits - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.

Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump-sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2001 and 2000

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Payment of Benefits (Continued) - The Plan allows participants to make early withdrawals for certain financial hardships. The Plan also allows in-service withdrawals by participants after they reach age 59 1/2. Participants age 59 1/2 taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

Forfeitures - Forfeitures of unvested Plan assets are used to reduce the Company’s contributions and costs of administering the Plan. Total forfeitures at December 31, 2001 and 2000 were $328,531 and $428,819, respectively. Employer contributions were reduced by $296,973 and $297,171 in 2001 and 2000, respectively, from forfeited nonvested accounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

Basis of Presentation - The financial statements have been prepared in compliance with the Department of Labor Rules and Regulations for reporting and disclosure under ERISA.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Valuation of Investments - Investments are included in the accompanying financial statements at fair value as determined by quoted market prices. Interest is recorded on the accrual basis and is included in the investment’s value. Purchases and sales of securities are recorded on a trade date basis. Dividends are on the ex-dividend date.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2001 and 2000

NOTE 3 — INVESTMENTS

Participant directed accounts greater than 5% of the Plan net assets as of December 31, 2001 and 2000 are summarized as follows:

		2001	2000

Putnam Fiduciary Trust Co.	The Putnam Fund for Growth and Income, 1,532,512 and 1,538,332 units, respectively	$27,156,111	$30,043,623

Putnam Fiduciary Trust Co.	Putnam New Opportunities Fund 537,960 and 538,958 units, respectively	22,045,621	31,593,690

Putnam Fiduciary Trust Co.	Putnam International Growth Fund 446,790 and 445,696 units, respectively	8,855,372	11,013,137

Putnam Fiduciary Trust Co.	Putnam S&P 500 Index Fund 452,304 and 383,396 units, respectively	12,596,656	12,145,979

Putnam Fiduciary Trust Co.	Putnam Stable Value Fund 16,346,798 and 11,628,604 units, respectively	16,346,798	11,628,604

Putnam Fiduciary Trust Co.	Ingram Micro Stock Fund 829,398 and 993,726 units, respectively	14,365,170	11,179,422

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,006,429 and $13,135,719, respectively.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2001 and 2000

NOTE 4 — EMPLOYER STOCK

Participants may not invest more than 50% of their contributions into the Ingram Micro Stock Fund and are not permitted to transfer funds from the Plan’s other investment options into the Ingram Micro Stock Fund. Participants may, however, transfer funds out of the Ingram Micro Stock Fund into any of the Plan’s other funds. At December 31, 2001 and 2000, investments in Ingram Micro stock comprised 13% and 10%, respectively, of total net assets available for benefits.

NOTE 5 — PARTY-IN-INTEREST

Certain Plan investments are managed by Putnam. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $25,829 and $26,622 for the years ended December 31, 2001 and 2000, respectively.

NOTE 6 — PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100% of his or her account balance as of the date of the termination.

NOTE 7 — TAX STATUS

The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the Internal Revenue Service by a letter dated November 12, 1998. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Schedule 1

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

December 31, 2001

Schedule of Assets Held for Investment Purposes at End of Year
EIN #62-1644402
PN #002

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,		Current
	lessor, or similar party	collateral, par or maturity value	Cost^	Value

	Putnam Fiduciary Trust Company	Pimco Total Return Fund, 133,385 units	N/A	$1,395,210

*	Putnam Fiduciary Trust Company	The Putnam Fund for Growth and Income, 1,532,512 units	N/A	27,156,111

*	Putnam Fiduciary Trust Company	Putnam Vista Fund, 167,066 units	N/A	1,443,448

*	Putnam Fiduciary Trust Company	Putnam Growth Opportunities Fund, 72,070 units	N/A	1,070,242

*	Putnam Fiduciary Trust Company	Putnam OTC and Emerging Growth Fund, 100,637 units	N/A	754,778

*	Putnam Fiduciary Trust Company	Putnam New Opportunities Fund, 537,960 units	N/A	22,045,621

*	Putnam Fiduciary Trust Company	Putnam Asset Allocation — Growth Portfolio, 68,955 units	N/A	659,897

*	Putnam Fiduciary Trust Company	Putnam Asset Allocation — Balanced Portfolio, 255,516 units	N/A	2,506,614

*	Putnam Fiduciary Trust Company	Putnam Asset Allocation — Conservative Portfolio, 40,312 units	N/A	350,314

*	Putnam Fiduciary Trust Company	Putnam International Growth Fund, 446,790 units	N/A	8,855,372

(Schedule 1 continued on the following page)

Schedule 1 (Continued)

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

December 31, 2001

Schedule of Assets Held for Investment Purposes at End of Year
EIN #62-1644402
PN #002

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,		Current
	lessor, or similar party	collateral, par or maturity value	Cost^	Value

*	Putnam Fiduciary Trust Company	Putnam S&P 500 Index Fund, 452,304 units	N/A	12,596,656

*	Putnam Fiduciary Trust Company	Putnam Stable Value Fund, 16,346,798 units	N/A	16,346,798

*	Putnam Fiduciary Trust Company	Ingram Micro Stock Fund, 829,398 units	N/A	14,365,170

	Putnam Fiduciary Trust Company	Pending Account	N/A	21,519

	Participant loans	6.00% to 10.50%	—	4,437,603

				$114,005,353

*	These investments represent parties in interest to the Plan

^	This information was not available from the records of the custodian

Exhibit Index

Exhibit
Number	Description of Exhibits

23.01	Consent of Independent Accountants